Exhibit 99.2
IFRS INR Press Release

Infosys Announces Results for the Quarter and Year ended March 31, 2013

Q4 revenues grew by 0.3% sequentially; FY13 revenues grew by 19.6%

Bangalore, India – April 12, 2013

Financial Highlights

Consolidated results under International Financial Reporting Standards (IFRS) for the quarter ended March 31, 2013
  Revenues were 10,454 crore for the quarter ended March 31, 2013;
  QoQ growth was 0.3%
  YoY growth was 18.1%
  Net profit was 2,394 crore for the quarter ended March 31, 2013;
  QoQ growth was 1.1%
  YoY growth was 3.4%
  Earnings per share (EPS) was 41.89 for the quarter ended March 31, 2013;
  QoQ growth was 1.0%
  YoY growth was 3.3%
  The Board of Directors recommended a final dividend of 27 per share for fiscal 2013. The Register and Share Transfer Books of the Company will be closed from June 1, 2013 to June 15 2013 (both days inclusive)
  Liquid assets including cash and cash equivalents, current available-for-sale financial assets, investment in certificates of deposits and government bonds were 23,958 crore versus 22,501 crore as on December 31, 2012.
Other highlights:
  Infosys and its subsidiaries added 56 clients during the quarter
  Gross addition of 8,990 employees (net addition of 1,059) for the quarter by Infosys and its subsidiaries
  1,56,688 employees as on March 31, 2013 for Infosys and its subsidiaries
  The company listed its American Depository Shares (ADS) on NYSE Euronext’s (NYX) London and Paris markets
  The company has decided to set aside up to US$100 million to invest in products, platforms and solutions ideas in line with Infosys 3.0 strategy
“Global economic uncertainties remain challenging for the IT industry,” said S. D. Shibulal, CEO and Managing Director. “We are progressing well on our strategic direction of building a high-quality company which is relevant to our clients. We are making all the investments necessary to differentiate ourselves in the market place while positioning ourselves as a partner of choice for our clients.”

 “The global currency market continues to be volatile reflecting the uncertain economic environment. Our hedging strategy helps us to minimize the volatility impact," said Rajiv Bansal, Chief Financial Officer. “We have a healthy balance sheet with our cash and cash equivalents at US$ 4.4 billion.”

Outlook*

The company’s outlook (consolidated) for the fiscal year ending March 31, 2014, under IFRS is as follows:
  Revenues are expected to grow 6% to 10%;
* Conversion 1 US$ = 54.30

Business Highlights
  We continue to see good adoption our products and platforms from our clients. This quarter we had 12 wins (excluding Finacle™) across industries and geographies, taking our total number of clients for products and platforms to over 75.
  In the last quarter we expanded our global footprint with a new delivery center in Munich, Germany, an onshore operations center in the Metro Atlanta Area, U.S. and a new delivery center for our BPO subsidiary in San José, Costa Rica.
  The District of Columbia awarded us to implement the District of Columbia Access System (DCAS). DCAS will be a state-of-the-art health and human services solution that provides the District’s Health Benefit Exchange, a new integrated eligibility system for Medicaid, private health insurance and other programs with new case management capabilities that span programs and agencies. This system will be used to determine eligibility and to enroll individuals, families, and small businesses that purchase health care coverage through the Exchange’s online marketplace.
  Our focus on Cloud and Big Data as new growth areas continues to yield results; we currently have more than 200 engagements and 3,500 experts in our Cloud practice. Over the last quarter, we won over 10 engagements across Cloud services, Big Data and security. Our vision of investing in new growth areas with differentiated solutions was strengthened by the launch of Infosys BigDataEdge that radically simplifies the complex task of analyzing Big Data to discover relevant information.
  Mobility is an important focus for enterprises to make their organizations more efficient and customer centric and we are helping our clients realize the full business potential of mobility. In the last quarter we started 18 new engagements across various areas like business and technology consulting, customer outreach, mobile marketing, field services, enterprise efficiency.
  During the fourth quarter, we applied for 21 unique patent applications in India and the U.S. With this, we have 532 patent applications undergoing various stages of patent prosecution in India, the U.S. and other jurisdictions, and have been granted 84 patents by the United States Patent and Trademark Office and three patents by the Luxembourg patent office.
Awards and Recognition
  Infosys Cloud Ecosystem Hub won the 2012 Golden Peacock Award for the most innovative product/service.
  The National Association of Software and Services Companies (NASSCOM) presented its prestigious Business Innovation Award to Infosys Edge™.
  We have been named a 2013 Computerworld Honors Laureate in recognition of our use of information technology to promote and advance public welfare, benefit society and business and change the world for the better.
  Our enterprise mobility services were rated highly by various analysts, including a leader rating in The Forrester Wave™: Enterprise Mobility Services, Q1 2013 report.
  Ovum, the global analyst firm, recognized Flypp™ Digital Experience Platform as a well-developed ecosystem of services, large repository of apps (comparable to Google Play and the App Store) and monetization processes.
  We won top accolades at the National Council for Work Experience (NCWE) Awards 2013, marking us as one of UK’s best internship providers.
Board of Directors

Mr. Leo Puri has been appointed Additional Director of the Company with effect from April 11, 2013.

He will hold office up to the date of the Annual General Meeting, when his appointment as a director will be placed for the approval of the shareholders.

Mr. Puri is a Senior Advisor to McKinsey & Company’s Asia-Pacific Financial Institution Practice. He has served as a Senior Partner of the firm, and has 25 years of experience of working in consulting to financial institutions. Between 2007 and 2011, he was a Managing Director with Warburg Pincus & Company, a leading Private Equity Firm, responsible for investments in India and financial institutions in relevant Asian markets.

Welcoming Leo Puri to the Board, K. V. Kamath, Chairman said, “Leo Puri is one of the best known leaders of corporate India. He brings enormous value with his vast experience in the consulting field.”

About Infosys Ltd

Infosys partners with global enterprises to drive their innovation-led growth. That's why Forbes ranked Infosys #19 among the top 100 most innovative companies. As a leading provider of next-generation consulting, technology and outsourcing solutions, Infosys helps clients in more than 30 countries realize their goals.

Visit www.infosys.com and see how Infosys (NYSE: INFY), with its 1,56,000+ people, is Building Tomorrow's Enterprise® today.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2012 and on Form 6-K for the quarter ended June 30, 2012, September 30, 2012 and December 31, 2012. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Contact

Investor Relations	Avishek Lath, India +91 (80) 4116 7744 avishek_lath@infosys.com	Sandeep Mahindroo, US +1 (646) 254 3133 sandeep_mahindroo@infosys.com
Media Relations	Sarah Vanita Gideon, India +91 (80) 4156 5007 Sarah_Gideon@infosys.com	Danielle D’Angelo, USA +1 (510) 859 5783 Danielle_Dangelo@infosys.com

Infosys Limited and subsidiaries

Consolidated Balance Sheets as of
(In crore except share data)
	March 31, 2013	March 31, 2012
ASSETS
Current assets
Cash and cash equivalents	21,832	20,591
Available-for-sale financial assets	1,739	32
Investment in certificates of deposit	–	345
Trade receivables	7,083	5,882
Unbilled revenue	2,435	1,873
Prepayments and other current assets	2,123	1,523
Derivative financial instruments	101	–
Total current assets	35,313	30,246
Non-current assets
Property, plant and equipment	6,468	5,409
Goodwill	1,976	993
Intangible assets	368	173
Available-for-sale financial assets	394	12
Deferred income tax assets	503	316
Income tax assets	1,092	1,037
Other non-current assets	237	162
Total non-current assets	11,038	8,102
Total assets	46,351	38,348
LIABILITIES AND EQUITY
Current liabilities
Trade payables	189	23
Derivative financial instruments	–	42
Current income tax liabilities	1,329	1,054
Client deposits	36	15
Unearned revenue	823	545
Employee benefit obligations	614	498
Provisions	213	133
Other current liabilities	3,082	2,456
Total current liabilities	6,286	4,766
Non-current liabilities
Deferred income tax liabilities	119	12
Other non-current liabilities	149	109
Total liabilities	6,554	4,887
Equity
Share capital- 5 par value 60,00,00,000 equity shares authorized, issued and outstanding 57,14,02,566 and 57,13,96,401, net of 28,33,600 treasury shares each, as of March 31, 2013 and March 31, 2012, respectively	286	286
Share premium	3,090	3,089
Retained earnings	36,114	29,816
Other components of equity	307	270
Total equity attributable to equity holders of the Company	39,797	33,461
Non-controlling interests	–	–
Total equity	39,797	33,461
Total liabilities and equity	46,351	38,348

Infosys Limited and subsidiaries

Consolidated Statements of Comprehensive Income
(In crore except share and per equity share data)
	Three months ended March 31, 2013	Three months ended March 31, 2012	Year ended March 31, 2013	Year ended March 31, 2012
Revenues	10,454	8,852	40,352	33,734
Cost of sales	6,802	5,199	25,280	19,808
Gross profit	3,652	3,653	15,072	13,926
Operating expenses:
Selling and marketing expenses	518	452	2,034	1,757
Administrative expenses	672	554	2,609	2,390
Total operating expenses	1,190	1,006	4,643	4,147
Operating profit	2,462	2,647	10,429	9,779
Other income, net	674	652	2,359	1,904
Profit before income taxes	3,136	3,299	12,788	11,683
Income tax expense	742	983	3,367	3,367
Net profit	2,394	2,316	9,421	8,316
Other comprehensive income
Fair value changes on available-for-sale financial asset, net of tax effect	6	–	3	(8)
Exchange differences on translating foreign operations	(72)	(30)	34	169
Total other comprehensive income	(66)	(30)	37	161
Total comprehensive income	2,328	2,286	9,458	8,477

Profit attributable to:
Owners of the company	2,394	2,316	9,421	8,316
Non-controlling interests	–	–	–	–
	2,394	2,316	9,421	8,316
Total comprehensive income attributable to:
Owners of the company	2,328	2,286	9,458	8,477
Non-controlling interests	–	–	–	–
	2,328	2,286	9,458	8,477

Earnings per equity share
Basic ()	41.89	40.54	164.87	145.55
Diluted ()	41.89	40.54	164.87	145.54
Weighted average equity shares used in computing earnings per equity share
Basic	57,14,02,566	57,13,92,171	57,13,99,238	57,13,65,494
Diluted	57,14,02,566	57,13,99,573	57,14,00,091	57,13,96,142

NOTE:
1. The audited Consolidated Balance sheets and Consolidated Statements of Comprehensive Income for the three months and year ended March 31, 2013 has been taken on record at the Board meeting held on April 12, 2013.
2. A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com